UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-56758

Blue Owl Digital Infrastructure Trust

(Exact name of registrant as specified in its charter)

150 N. Riverside Plaza, 37th Floor

Chicago, IL 60606

(888) 215-2015

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class E Shares

(Title of each class of securities covered by this Form)

Class S Shares

Class D Shares

Class I Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Blue Owl Digital Infrastructure Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Blue Owl Digital Infrastructure Trust

By:	/s/ Kevin Halleran
Name: Kevin Halleran
Title: Chief Financial Officer

Date: August 28, 2025